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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TIM Hellas Telecommunications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €1.53 each

(Title of Class of Securities)

859823106

(CUSIP Number)

David Spuria, Esq.	Constance A.E. Helyar
Texas Pacific Group	Apax Europe VI GP Co. Limited
301 Commerce Street, Suite 3300	13-15 Victoria Road
Fort Worth, TX 76102	St. Peter Port, Guernsey, C.I. GY1 3ZD
(817) 871-4000	+44 (0) 1481 735 820

With copies to:
William A. Groll, Esq.	Robert Friedman, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Dechert LLP
City Place House	30 Rockefeller Plaza
55 Basinghall Street	New York, NY 10112
London EC2V 5EH	(212) 698-3500
England
+44 207 614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

     This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D, filed on June 27, 2005, as amended by Amendment No. 1 to the Schedule 13D filed on July 29, 2005 (as amended and supplemented, the “Schedule 13D”), of Troy GAC Telecommunications, S.A. (“Troy GAC”), Apax Partners Europe Managers Limited, Apax Europe VI GP Co. Limited, TPG Advisors IV, Inc. and T3 Advisors II, Inc. with respect to the ordinary shares, nominal value €1.53 per share (the “Common Stock”), of TIM Hellas Telecommunications, S.A. (the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

     As previously disclosed, Troy GAC and the Company have agreed on the Draft Merger Agreement to effect a cash-out merger under Greek law in which the Company would be merged with and into Troy GAC, and the Common Stock would be canceled and represent solely the right to receive cash consideration in an amount of €16.42475 per share, except that the Common Stock held by Troy GAC would be canceled without consideration. In accordance with Greek law, the announcement by the Prefecture of the registration of the Draft Merger Agreement in the registry of companies limited by shares was published in the Greek government gazette on July 29, 2005, and a summary of the Draft Merger Agreement was published in two Greek financial newspapers on August 1, 2005. As the next step in accordance with Greek law, the boards of directors of the Company and Troy GAC drafted the merger reports setting forth, among other matters, the boards’ explanation and justification of the Merger from a legal and financial point of view.

     The Reporting Persons understand that, on August 24, 2005, the board of directors of the Company confirmed its satisfaction with the overall fairness of the transaction and unanimously approved the merger report of the Company’s board for use in connection with the extraordinary general meeting of Company shareholders to vote on the Merger. At a meeting on August 24, 2005, the board of directors of Troy GAC approved the merger report of the Troy GAC board for use in connection with the extraordinary general meeting of Troy GAC’s sole shareholder to vote on the Merger (the “Merger Report”). In accordance with Greek law, the Merger Report and the merger report of the Company board will be submitted to the Prefecture for registration in the registry of companies limited by shares, without publication in the Greek government gazette. The Merger Report and the merger report of the Company board, along with the Draft Merger Agreement and any other documents required under applicable law, will be made available to the shareholders of the Company and of Troy GAC at the Company’s and Troy GAC’s registered seat, respectively, at least one month prior to the meeting of the Company shareholders to consider the Merger.

     The final approval of the Merger, including the approval of the Draft Merger Agreement, is further subject to the approval of the shareholders of Troy GAC and the Company, respectively. The Reporting Persons understand that, at the meeting of August 24, 2005, the board of directors of the Company scheduled the extraordinary general meeting of Company shareholders being convened for the purposes, among other things, of considering and voting on the approval of the Merger and the Draft Merger Agreement (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at the Company’s registered office at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece at 11:00 a.m., local time, on October 4, 2005. Appropriate documentation relating to the Merger and the Extraordinary General Meeting will be sent to shareholders of the Company prior to the Extraordinary General Meeting in accordance with applicable law. The meeting of the sole shareholder of Troy GAC is also expected to occur in early October.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although the Reporting Persons reserve the right to change or develop such plans). The Reporting Persons expressly reserve the right to acquire additional shares of Common Stock in the open market, in private negotiated transactions or otherwise, subject to applicable law.

	Item 7.	Material to be Filed as Exhibits

Exhibit	1	Joint Filing Agreement, dated June 24, 2005, among the Reporting
		Persons, relating to the filing of a joint statement on Schedule 13D.*
Exhibit	2	Stock Purchase Agreement.*
Exhibit	3	Secured Facility Agreement.*
Exhibit	4	Subscription Agreement.*
Exhibit	5	Subscription Letter Agreement.*
Exhibit	6	Unsecured Facility Agreement.*
Exhibit	7	PIK Facility Agreement.*
Exhibit	8	Draft Merger Agreement.**
_______
*	Filed with the Schedule 13D on June 27, 2005.
**	Filed with Amendment No. 1 to the Schedule 13D on July 29, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Troy GAC Telecommunications, S.A. is true, complete and correct.

Dated: August 25, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Matthias Calice___
Name: Matthias Calice
Title: Director

By: /s/ Salim Nathoo____
Name: Salim Nathoo
Title: Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Partners Europe Managers Limited is true, complete and correct.

Dated: August 25, 2005
APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander____
Name: Peter Englander
Title: Director

By: /s/ Andrew Barrett____
Name: Andrew Barrett
Title: Authorized Signatory

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Europe VI GP Co. Limited is true, complete and correct.

Dated: August 25, 2005
APAX EUROPE VI GP CO. LIMITED

By: /s/ Constance A.E. Helyar____
Name: Constance A.E. Helyar
Title: Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors IV, Inc. is true, complete and correct.

Dated: August 25, 2005
TPG ADVISORS IV, INC.

By: /s/ David A. Spuria____
Name: David A. Spuria
Title: Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated: August 25, 2005
T3 ADVISORS II, INC.

By: /s/ David A. Spuria____
Name: David A. Spuria
Title: Vice President